FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga label updated in the EU in type-2 diabetes

5 August 2019 07:00 BST

Forxiga label updated in the EU in type-2 diabetes

Label updated with positive cardiovascular outcomes and renal data from the DECLARE-TIMI 58 trial

AstraZeneca today announced that the European Commission has approved an update to the marketing authorisation for Forxiga (dapagliflozin) to include positive cardiovascular (CV) outcomes and renal data from the Phase III DECLARE-TIMI 58 trial in adults with type-2 diabetes (T2D). The trial enrolled a majority of patients with no existing cardiovascular disease.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "For patients with type-2 diabetes, heart failure is one of the earliest cardiovascular complications before heart attack or stroke. In the Phase III DECLARE-TIMI 58 trial, Forxiga reduced the composite endpoint of hospitalisation for heart failure or cardiovascular death in patients with type-2 diabetes, and we look forward to bringing these additional benefits of the medicine to people with type-2 diabetes in the EU."

In the Phase III DECLARE-TIMI 58 trial, Forxiga achieved a statistically-significant reduction in the composite endpoint of hospitalisation for heart failure or CV death versus placebo, one of the two primary efficacy endpoints. There were fewer major adverse CV events observed with Forxiga for the other primary efficacy endpoint, however this did not reach statistical significance.

The Phase III DECLARE-TIMI 58 trial confirmed the well-established safety profile of Forxiga. The trial showed no significant imbalance with Forxiga versus placebo in amputations, fractures, bladder cancer or Fournier's gangrene.

Inclusion of the DECLARE-TIMI 58 trial data to the medicine's label is currently under regulatory review in the US and China.

About DECLARE-TIMI 58
DECLARE (Dapagliflozin Effect on Cardiovascular Events)-TIMI 58 is the largest CV outcomes trial conducted for a selective inhibitor of human sodium-glucose co-transporter 2 (SGLT2) to date in a broad patient population. It is an AstraZeneca-sponsored, Phase III, randomised, double-blinded, placebo-controlled, multicentre trial, designed to evaluate the effect of Forxiga compared with placebo on CV outcomes in adults with T2D at risk of CV events, including patients with multiple CV risk factors or established CV disease and also assessed key renal secondary endpoints. The trial included more than 17,000 patients across 882 sites in 33 countries and was independently run in collaboration with academic investigators from the TIMI study group (Boston, US) and the Hadassah Hebrew University Medical Center (Jerusalem, Israel).

The full results of the DECLARE-TIMI 58 trial were published in The New England Journal of Medicine in January 2019.

About Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral once-daily SGLT2 inhibitor indicated as both monotherapy and as part of combination therapy to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction, as an adjunct to diet and exercise in adults with T2D. Forxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

About AstraZeneca in CV, Renal & Metabolism (CVRM)
CVRM together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5th August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary